Exhibit 99.2

Gold Standard Ventures Corp.

Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1. Names of the Parties to the Transaction

Gold Standard Ventures Corp. (“Gold Standard”)
Orla Mining Ltd. (“Orla”)

Item 2. Description of the Transaction

On August 12, 2022, Orla and Gold Standard completed a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”), pursuant to the terms of an arrangement agreement dated June 12, 2022 between Orla and Gold Standard.

Pursuant to the Arrangement, Orla acquired all of the issued and outstanding common shares of Gold Standard (the “Gold Standard Shares”) and, in consideration therefor, former holders of Gold Standard Shares (the “Gold Standard Shareholders”) received (i) 0.1193 (the “Exchange Ratio”) of a common share of Orla (each whole share, an “Orla Share”) (the “Share Consideration”), and (ii) C$0.0001 in cash (the “Cash Consideration”, and together with the Share Consideration, the “Consideration”) for each Common Share held immediately prior to the effective time of the Arrangement (the “Effective Time”).

In addition, pursuant to the Arrangement, each outstanding restricted share unit of Gold Standard was deemed to be vested to the fullest extent and was settled by Gold Standard at the Effective Time in exchange for Gold Standard Shares valued in accordance with the terms of the restricted share unit plan of Gold Standard, less applicable withholdings, and such Gold Standard Shares were thereafter transferred at the Effective Time to Orla for the Consideration. Each outstanding stock option to acquire Gold Standard Shares (each, a “Gold Standard Option”) was exchanged for a replacement option exercisable for Orla Shares, with the number of such replacement options adjusted by the Exchange Ratio, rounded down to the nearest whole number. The exercise price of the replacement options was also adjusted by the Exchange Ratio, with the exercise price payable on any particular exercise of replacement options rounded up to the nearest whole cent. The replacement options held by or on behalf of individuals that continued as a director, officer, employee or consultant of Orla after the Effective Time are exercisable until the original expiry date of the Gold Standard Options that such replacement options replaced, and the replacement options held by or on behalf of individuals that did not continue as a director, officer, employee or consultant of Orla after the Effective Time are exercisable until the earlier of (i) the date that is 24 months following the Effective Time, and (ii) the original expiry date of the Gold Standard Options that such replacement options replaced. All other terms and conditions of the replacement options are the same as the Gold Standard Options that such replacement options replaced and the replacement options continued to be governed by the stock option plan of Gold Standard that governed such Gold Standard Options.

As a result of the completion of the Arrangement, Gold Standard became a wholly-owned subsidiary of Orla. The Gold Standard Shares will be delisted from the Toronto Stock Exchange and from the NYSE American LLC.

A news release and a material change report in connection with the foregoing was issued by each of Orla and Gold Standard on August 12, 2022, copies of which have been filed under Orla’s and Gold Standard’s issuer profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Further details of the Arrangement are described in the management information circular of Gold Standard (the “Circular”) dated July 6, 2022. A copy of the Circular has been filed under Gold Standard’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 3. Effective date of the Transaction

August 12, 2022

Item 4. Names of Each party that Ceased to Be a Reporting Issuer Subsequent to the transaction and of each Continuing Entity

On completion of the Arrangement, Gold Standard became a wholly-owned subsidiary of Orla. Gold Standard has applied to the Canadian securities regulators under National Policy 11-206 – Process to Cease to be a Reporting Issuer Applications to cease to be a reporting issuer in each of the provinces and territories of Canada in which it is a reporting issuer.

Orla will continue to be a reporting issuer in each of the provinces and territories of Canada.

Item 5. Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6. Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7. Documents Filed under NI 51-102 that Described the transaction

Not applicable.

Dated: August 12, 2022